Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

PROPOSED VOLUNTARY WITHDRAWAL OF LISTING ON

THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

AND

PROPOSED AMENDMENTS TO CONSTITUTIONAL

DOCUMENTS AND SHARE INCENTIVE PLAN

On January 2, 2015, our Board unanimously approved a proposal for the voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange (the “Proposed De-Listing”), for reasons of cost and utility. We intend to retain the existing primary listing of ADSs on the NASDAQ Global Select Market in the United States, following the Proposed De-Listing.

After the Proposed De-Listing, Shareholders will have the option of either (i) holding the Shares (which will not be traded on the Stock Exchange after the Last Dealing Date), or (ii) subject to depositing their Shares with the depositary and complying with the requisite procedures and U.S. Securities laws, holding their interest in the form of ADSs, which are listed and can be traded on the NASDAQ.

The Proposed De-Listing and other related matters require approval by Shareholders at an EGM. A circular will be dispatched to Shareholders regarding the Proposed De-Listing, including particulars of the arrangements required to enable Shares currently traded on the Stock Exchange to be deposited as ADSs for trading on the NASDAQ following the Proposed De-Listing, details about the Proposed Amendments, notice convening an EGM and actions required to be taken by the Shareholders and/or ADS holders to enable votes to be cast at the EGM.

Investors should note that the Proposed De-Listing is subject to, inter alia, the conditions set out in this announcement being fulfilled or waived, as applicable, including approval by the Listing Committee of the Stock Exchange and by Shareholders, and accordingly the Proposed De-Listing may or may not become effective. Investors should exercise caution when dealing in the Shares.

No Shareholder is required to abstain from voting at the EGM to approve the Proposed De-Listing and other related matters.

INTRODUCTION

The Company, together with its subsidiaries, is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, Macau, and City of Dreams, an integrated urban casino resort located at Cotai, Macau, and the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company with its common shares listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP” together with MCP’s subsidiaries, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

The Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Each ADS represents three Shares. On December 7, 2011, the Company completed a dual primary listing in Hong Kong and listed its Shares on the Main Board of the Stock Exchange by way of introduction (the “Introduction”).

THE PROPOSED DE-LISTING

On January 2, 2015, the Company submitted an application to the Stock Exchange for the voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange subject to the conditions set out in the paragraphs headed “Conditions of the Proposed De-Listing” below.

We intend to retain the primary listing of ADSs on the NASDAQ following the Proposed De-Listing.

After the Proposed De-Listing, Shareholders will have the option of either (i) holding the Shares (which will not be listed on the Stock Exchange after the Last Dealing Date), or (ii) subject to depositing their Shares with the depositary and complying with the requisite procedures and U.S. Securities laws, holding their interest in the form of ADSs, which are listed and can be traded on the NASDAQ.

REASONS FOR THE PROPOSED DE-LISTING

The principal reasons for the Proposed De-Listing are:

(a)	since the Introduction, appropriate opportunities to raise additional equity in Hong Kong have not arisen, and the volume of trading in the Shares on the Stock Exchange remains very limited; and

(b)	maintaining the listing of the Shares on the Stock Exchange requires additional ongoing regulatory compliance obligations and such requirements involve significant additional costs and administrative burden.

For the reasons stated above, the Directors believe that the Proposed De-Listing is in the best interests of Shareholders and the Company as a whole.

CONDITIONS OF THE PROPOSED DE-LISTING

The Proposed De-Listing is conditional upon:

(i)	the approval of the Shareholders by way of an ordinary resolution at an EGM;

(ii)	the approval of the Listing Committee of the Stock Exchange; and

(iii)	the Company having given its Shareholders at least three months’ notice of the Proposed De- Listing commencing on the date of Shareholders’ approval of the Proposed De-listing,

An EGM will be convened at an appropriate time to seek the approval of Shareholders for the Proposed De-Listing and other related matters, such as amendment to the Company’s constitutional documents and share incentive plan to, amongst other changes, remove references to Hong Kong and Listing Rules contained therein (collectively, “Proposed Amendments”).

EFFECTS OF THE PROPOSED DE-LISTING

The Directors do not expect that the implementation of the Proposed De-Listing will cause any diminution in the net asset value or earnings per Share of the Company or adversely affect the business of the Group, but expect that it will enable the Company to effect cost savings.

ARRANGEMENTS FOR THE PROPOSED DE-LISTING

If you are a Shareholder

If you are a Shareholder, the Shares held by you will not be listed on the Stock Exchange after the Last Dealing Date. If you wish to trade your Shares in the form of ADSs on the NASDAQ, you must cause such Shares to be deposited with the depositary and, upon such deposit, issued in the form of ADSs.

The Company will, for a period of 60 days following the Last Dealing Date, bear the costs of the Shareholders for their deposit of the Shares with the depositary and the corresponding issuance of ADSs. After such period, all costs attributable to the transfer of the Shares to effect a deposit of the Shares with, or withdrawal of the Shares from, the depositary shall be borne by the Shareholder requesting the transfer.

Additionally, investors should note that there are other fees and charges associated with the trading of ADSs. Information on the arrangements required to enable Shareholders to deposit their Shares and obtain ADSs for trading on NASDAQ, and regarding the costs of trading ADSs and other fees, will be provided in a circular to be dispatched to Shareholders.

If you are an ADS holder

If you are an ADS holder, you cannot vote at the EGM but may instruct the depositary to exercise the voting rights attached to the Shares represented by your ADSs. You may alternatively elect to become a Shareholder by exchanging your ADSs for Shares so that you may become a registered Shareholder.

GENERAL

Except as stated above, all costs attributable to the transfer of Shares to effect a deposit of Shares with the depositary, or issuance of the ADSs, shall be borne by the Shareholder making the deposit and requesting an issuance. Investors should note that the Hong Kong branch registrar will charge HK$2.50 (or such higher fee as may from time to time be permitted under the Listing Rules) for each Share certificate cancelled or issued by it in respect of each transfer of Shares from one registered owner to another.

Investors should note that ADS holders are not treated as our Shareholders, and have no Shareholder rights. Cayman Islands law governs such shareholder rights. The depositary holds the Shares represented by the ADSs, and ADS holders must rely on the depositary to act on their behalf in order to exercise the rights of a Shareholder in respect of such Shares.

The Directors would like to emphasize that the Proposed De-Listing is at a preliminary stage and the exact timing of the Proposed De-Listing has not been confirmed. There is also no assurance that we will proceed with the Proposed De-Listing.

A circular will be dispatched to Shareholders regarding the Proposed De-Listing, including, amongst other matters, particulars of the arrangements required to enable Shares currently traded on the Stock Exchange to be deposited as ADSs for trading on the NASDAQ following the Proposed De-Listing, details about the Proposed Amendments, notice convening an EGM and actions required to be taken by the Shareholders and/or ADS holders to enable votes to be cast at the EGM.

Investors should note that the Proposed De-Listing is subject to, inter alia, the conditions set out in this announcement being fulfilled or waived, as applicable, including approval by the Listing Committee of the Stock Exchange and by Shareholders, and accordingly the Proposed De-Listing may or may not become effective. Investors should exercise caution when dealing in the Shares.

DEFINITIONS

“ADSs”	American depositary shares issued by the Company’s depositary, Deutsche Bank Trust Company Americas, each representing three Shares, and which are quoted for trading on the NASDAQ

“Board”	the Board of Directors of the Company

“Company”, “Melco Crown Entertainment”, “we” and “us”	Melco Crown Entertainment Limited, a company incorporated under the laws of the Cayman Islands with limited liability, with its shares listed on the Main Board of the Stock Exchange (SEHK: 6883) and its American depositary shares listed on the NASDAQ (NASDAQ: MPEL) and, where the context so permits, “we”, “us” or “our” shall mean or refer to the Group

“Director(s)”	the director(s) of the Company

“EGM”	an extraordinary general meeting of the Company to be convened for the purpose of considering and approving, amongst other matters, the Proposed De-Listing

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Last Dealing Date”	the last day of dealings in the Shares on the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (as amended from time to time)

“Macau”	the Macau Special Administrative Region of the People’s Republic of China

“NASDAQ”	the NASDAQ (National Association of Securities Dealers Automated Quotation System) Global Select Market in the United States

“Proposed De-Listing”	the proposed voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange

“Share(s)”	ordinary share(s) of the Company with a par value of US$0.01 each

“Shareholder(s)”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, January 2, 2015

As of the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.